

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2019

Steven Babinski
Assistant General Counsel
First Midwest Bancorp, Inc.
8750 West Bryn Mawr Avenue
Suite 1300
Chicago, Illinois 60631

      Re: First Midwest Bancorp, Inc.
           Registration Statement on Form S-4
           Filed February 14, 2019
           File No. 333-229674

Dear Mr. Babinski:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Purnell at 202-551-3454 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Financial Services